EXHIBIT 99.3

PROXY

EXTRAORDINARY GENERAL MEETING OF MEMBERS OF	Resolutions (For full details of each item, please see the enclosed Notice of Extraordinary General Meeting and Information Circular)
Global Precision Medical Inc. (the "Company")		For	Against
TO BE HELD AT 10th Floor Boardroom, Pacific Corporate Trust Company 655 Howe Street, Vancouver, British Columbia ON Monday, January 13, 2003, at 2:00 p.m. (PST)	1. To approve, by special resolution, the continuation of the Company out of the jurisdiction of British Columbia under the Company Act (British Columbia) into Wyoming under the Wyoming Business Corporations Act, increase the authorized capital of the Company to an unlimited number of common shares and to adopt new articles.	______	_______
The undersigned Member ("Registered Member") of the Company hereby appoints, LINDSAY SEMPLE, a Director of the Company, or failing this person, LINDA HOLMES, an Officer of the Company, or in the place of the foregoing, _________________________, (print the name), as proxyholder for and on behalf of the Registered Member with the power of substitution to attend, act and vote for and on behalf of the Registered Member in respect of all matters that may properly come before the aforesaid meeting of the Registered Members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Member were present at the said Meeting, or any adjournment thereof.

The Registered Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

The undersigned Registered Member hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED MEMBER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

	2. To transact such other business as may properly come before the Meeting.	_______	_______
THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

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INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Member, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Member, by Pacific Corporate Trust Company.

4. A Registered Member who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Member had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Member of the Company, to vote according to the Registered Member's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Member on any poll of a resolution that may be called for and, if the Registered Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Member has submitted an Instrument of Proxy, the Registered Member may still attend the Meeting and may vote in person. To do so, the Registered Member must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the offices of "PACIFIC CORPORATE TRUST COMPANY" no later than Forty-Eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting, if the Chairman elects to exercise his discretion.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is 604-689-8144.